Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 333-262725

CF Acquisition Corp. VI Reminds Stockholders to Vote in Favor of its Business Combination with Rumble, Inc.

Special Meeting of Stockholders Scheduled for Thursday, September 15, 2022 at 10:00 a.m. Eastern Time

NEW YORK, NY — September 6, 2022 — CF Acquisition Corp. VI (Nasdaq: CFVI) (“CFVI”), a publicly traded special purpose acquisition company sponsored by Cantor Fitzgerald, reminds its stockholders to vote in favor of its previously announced business combination (the “Business Combination”) with Rumble, Inc. (“Rumble”), the fast-growing neutral video platform.

Stockholders who owned common stock of CFVI as of the close of business on July 25, 2022 (the “Record Date”), may vote their shares. Stockholders as of the Record Date continue to have the right to vote their shares, regardless of whether such stockholders subsequently sold their shares and do not own such shares as of the date they cast their vote.

The special meeting of stockholders of CFVI to approve the Business Combination (the “Special Meeting”) is scheduled to be held on Thursday, September 15, 2022 at 10:00 a.m. Eastern Time. The Special Meeting will be conducted virtually and can be accessed via live webcast at https://www.cstproxy.com/cfacquisitioncorpvi/2022.

Every stockholder’s vote is important, regardless of the number of shares a stockholder held as of the Record Date.

All CFVI stockholders who held shares as of the Record Date and who have not yet voted are encouraged to do so as soon as possible and by no later than 11:59 p.m. Eastern Time on September 14, 2022.

CFVI’s board of directors recommends you vote “FOR” the Business Combination with Rumble, which is Proposal (1) on your proxy card, and “FOR” all of the related proposals, which are Proposals 2(i)-(vi), 3(i)-(ii), 4, 5(i)-(xii) and 6 on your proxy card, each as further described in CFVI’s definitive proxy statement/prospectus (the “Proxy Statement”) filed by CFVI with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 2022.

The two easiest and fastest ways to vote, both of which are free, are:

•	Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. To vote online, you will need your voting control number, which you can find on your Voting Instruction Form. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on September 14, 2022.

•	Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. To vote via the automated telephone service, you will need your voting control number, which you can find on your Voting Instruction Form. Votes submitted over the telephone must be received by 11:59 p.m., Eastern Time, on September 14, 2022.

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or misplaced your Voting Instruction Form, contact your bank, broker or other nominee to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

If any individual CFVI stockholder has not received the Proxy Statement, such stockholder should (i) confirm his or her Proxy Statement’s status with his or her broker or (ii) contact Morrow Sodali LLC, CFVI’s proxy solicitor, for assistance via e-mail at CFVI.info@investor.morrowsodali.com or toll-free call at (800) 662-5200. Banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400.

About Rumble

Rumble is a high-growth neutral video platform that is creating the rails and independent infrastructure designed to be immune to cancel culture. Rumble’s mission is to restore the Internet to its roots by making it free and open once again. Additionally, the company announced in December 2021 the execution of a definitive business combination agreement with CFVI. See the announcement here: https://corp.rumble.com.

About CF Acquisition Corp. VI

CFVI is a blank check company led by Chairman and Chief Executive Officer Howard W. Lutnick and sponsored by Cantor Fitzgerald.

About Cantor Fitzgerald

Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for 77 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, and commercial real estate on its global distribution platform. Cantor Fitzgerald & Co. is one of 24 primary dealers transacting business with the Federal Reserve Bank of New York. For more information, please visit: www.cantor.com.

Important Information and Where to Find It

This press release relates to a proposed transaction between Rumble and CFVI. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI has filed with the SEC an effective registration statement on Form S-4, which includes a proxy statement/prospectus of CFVI, on August 12, 2022 (the “Registration Statement”), and has filed, and will file, other relevant materials with the SEC. The definitive proxy statement/prospectus has been sent to all CFVI stockholders as of the Record Date. Investors and security holders of CF VI are urged to read the Registration Statement, the definitive proxy statement/prospectus (and any supplements thereto, as and when filed), and all other relevant documents filed or to be filed in connection with the proposed transaction because they contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov.

The documents filed or that will be filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com. The documents filed or that will be filed by Rumble or any successor entity of the transaction with the SEC also may be obtained free of charge upon written request to Rumble USA Inc., 444 Gulf of Mexico Drive, Longboat Key, FL 34228.

Participants in the Solicitation

CFVI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed transactions. CFVI’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of CFVI in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CFVI and Rumble. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this document. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this document, including but not limited to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement or the transactions contemplated thereby, (vi) the ability to maintain the listing of CFVI stock on Nasdaq, (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the transactions, and identify and realize additional opportunities, (xii) risks related to Rumble’s limited operating history, the rollout of its business and the timing of expected business milestones, (xiii) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xiv) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, and their impact on Rumble, its business and markets in which it operates, (xv) the ability of Rumble to retain existing content providers and users and attract new content providers and customers, (xvi) the potential inability of Rumble to manage growth effectively, (xvii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, and (xviii) the ability to recruit, train and retain qualified personnel. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement, CFVI’s Form 10-Q filed on August 15, 2022 and the other filings that CFVI has filed or will file with the SEC from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

SOURCE: Rumble and CFVI